Exhibit 99.1

Sound Group Inc. Reports First Half of 2024 Unaudited Financial Results

Singapore, December 13, 2024 /GLOBE NEWSWIRE/ - Sound Group Inc. (NASDAQ: SOGP) (“SOGP” or the “Company” or “We”), a global audio-centric social and entertainment company, today announced its unaudited financial results for the six months ended June 30, 2024.

First Half of 2024 Financial and Operational Highlights

•	Net revenues were RMB924.0 million (US$127.1 million) for the six months ended June 30, 2024, compared with RMB1,223.8 million for the six months ended June 30, 2023.
•	Net loss was RMB36.5 million (US$5.0 million) for the six months ended June 30, 2024, compared with net income of RMB59.9 million for the six months ended June 30, 2023.
•	Average total mobile MAUs[1] for the six months ended June 30, 2024 was 35.7 million, compared with 47.6 million for the six months ended June 30, 2023.

Mr. Jinnan (Marco) Lai, Founder and CEO of SOGP, commented, “For the six months ended June 30, 2024, we remained dedicated to building a more dynamic and healthier user ecosystem. We have empowered our content creators to deliver more diverse and distinctive content by harnessing advanced AI technologies and cultivating strategic partnerships. While facing various challenges, we have continued to integrate our technology applications and strengthen our competitiveness through innovative products and streamlined operations, laying a solid foundation for our market resilience and future growth.”

Ms. Chengfang Lu, Acting Chief Financial Officer of SOGP, said, “During the period, we recorded net revenues of RMB924.0 million. Despite the market uncertainties, we are committed to strengthening our core competitiveness through continuous content cultivation and technological innovation. Moving forward, we remained focused on improving organizational efficiency, advancing our globalization capabilities, increasing our overall agility, and delivering sustainable long-term value to our stakeholders.”

1 Refers to the average monthly number of active users across our platforms and Apps in a given period, calculated by dividing (i) the sum of mobile active users for each month of such period, by (ii) the number of months in the same period.

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First Half of 2024 Unaudited Financial Results

Net revenues were RMB924.0 million (US$127.1 million) for the six months ended June 30, 2024, compared with RMB1,223.8 million for the same period in 2023, primarily due to the decrease in the number of paying users.

Cost of revenues was RMB677.6 million (US$93.2 million) for the six months ended June 30, 2024, compared with RMB853.0 million for the same period in 2023, mainly attributable to (i) the decreased revenue sharing fees to our content creators as the Company’s revenues decreased, as well as (ii) the decreased bandwidth costs, salary and welfare benefits expenses related to the decreased operation staff, share-based compensation expenses, and payment handling costs.

Gross profit was RMB246.3 million (US$33.9 million) for the six months ended June 30, 2024, compared with RMB370.8 million for the same period in 2023.

Non-GAAP gross profit2 was RMB247.7 million (US$34.1 million) for the six months ended June 30, 2024, compared with RMB373.8 million for the same period in 2023.

Gross margin for the six months ended June 30, 2024 was 27%, compared with 30% for the same period in 2023, mainly attributable to the increased percentage of the revenue sharing fees to our content creators.

Non-GAAP gross margin for the six months ended June 30, 2024 was 27%, compared with 31% for the same period in 2023.

Operating expenses were RMB290.6 million (US$40.0 million) for the six months ended June 30, 2024, compared with RMB320.4 million for the same period in 2023.

Research and development expenses were RMB122.9 million (US$16.9 million) for the six months ended June 30, 2024, compared with RMB147.1 million for the same period in 2023, primarily due to (i) the decreased salary and welfare benefits expenses related to the decreased number of relevant staff, and (ii) the decreased share-based compensation expenses, partially offset by (iii) the increased expenses related to research and development services provided by third parties.

Selling and marketing expenses were RMB123.2 million (US$17.0 million) for the six months ended June 30, 2024, compared with RMB126.4 million for the same period in 2023, primarily attributable to (i) the decreased branding and marketing expenses, and (ii) the decreased salary and welfare benefits expenses related to the reduction in the number of our relevant staff. The Company will monitor its discretionary advertising and promotion expenses and adjust accordingly depending on market conditions.

General and administrative expenses were RMB44.5 million (US$6.1 million) for the six months ended June 30, 2024, compared with RMB46.9 million for the same period in 2023, mainly driven by (i) the decreased provision for litigation contingencies, share-based compensation expenses and other miscellaneous expenses, and partially offset by (ii) the increased salary and welfare benefits expenses related to the increased average salary, professional service fees and rental expenses.

Operating loss was RMB44.3 million (US$6.1 million) for the six months ended June 30, 2024, compared to operating income of RMB50.5 million for the same period in 2023.

Non-GAAP operating loss3 was RMB34.9 million (US$4.8 million) for the six months ended June 30, 2024, compared to non-GAAP operating income of RMB66.4 million for the same period in 2023.

2 Non-GAAP gross profit is a non-GAAP financial measure, which is defined as gross profit excluding share-based compensation expenses. This adjustment amounted to RMB1.4 million (US$0.2 million) and RMB3.0 million for the six months ended June 30, 2024 and 2023, respectively. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

3 Non-GAAP operating loss is a non-GAAP financial measure, which is defined as operating loss excluding share-based compensation expenses. This adjustment amounted to RMB9.3 million (US$1.3 million) and RMB15.9 million for the six months ended June 30, 2024 and 2023, respectively. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

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Net loss was RMB36.5 million (US$5.0 million) for the six months ended June 30, 2024, compared to net income of RMB59.9 million for the same period in 2023.

Non-GAAP net loss was RMB27.1 million (US$3.7 million) for the six months ended June 30, 2024, compared to non-GAAP net income of RMB75.8 million for the same period in 2023.

Net loss attributable to Sound Group Inc.’s ordinary shareholders was RMB31.0 million (US$4.3 million) for the six months ended June 30, 2024, compared to net income of RMB62.6 million attributable to Sound Group Inc.’s ordinary shareholders for the same period in 2023.

Non-GAAP net loss attributable to Sound Group Inc.’s ordinary shareholders4 was RMB21.6 million (US$3.0 million) for the six months ended June 30, 2024, compared to non-GAAP net income of RMB78.5 million attributable to Sound Group Inc.’s ordinary shareholders for the same period in 2023.

Basic and diluted net loss per ADS5 were RMB6.04 (US$0.83) for the six months ended June 30, 2024, compared to basic and diluted net income per ADS of RMB11.73 and RMB11.69 for the same period in 2023, respectively.

Non-GAAP basic and diluted net loss per ADS6 were both RMB4.22 (US$0.58) for the six months ended June 30, 2024, compared to basic and diluted net income per ADS of RMB14.72 and RMB14.66 for the same period in 2023, respectively.

Share Repurchase Program

The board of directors (the “Board”) of the Company authorized a share repurchase program in December 2023, under which the Company may repurchase its Class A ordinary shares (including Class A ordinary shares in the form of ADS) with an aggregate value of up to US$3.0 million over a 12-month period. As of June 30, 2024, the Company had repurchased 96,728,600 shares with a total aggregate consideration of US$1.4 million under this program.

Balance Sheets

As of June 30, 2024, the Company had cash and cash equivalents and restricted cash of RMB464.9 million (US$64.0 million).

4 Non-GAAP net loss attributable to Sound Group Inc.’s ordinary shareholders is a non-GAAP financial measure, which is defined as net loss attributable to Sound Group Inc.’s ordinary shareholders, excluding share-based compensation expenses. These adjustments amounted to RMB9.3 million (US$1.3 million) and RMB15.9 million for the six months ended June 30, 2024 and 2023, respectively. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non- GAAP Results” for details.

5 ADS refers to American Depositary Share. Each ADS represents two hundred Class A ordinary shares of the Company. Basic and diluted net loss per ADS is net loss attributable to Sound Group Inc.’s ordinary shareholders divided by the weighted average number of ADS.

6 Non-GAAP basic and diluted net loss per ADS is a non-GAAP financial measure, which is defined as non-GAAP net loss attributable to Sound Group Inc.’s ordinary shareholders divided by the weighted average number of ADS used in the calculation of basic and diluted net loss per ADS.

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About Sound Group Inc.

Sound Group Inc. is a global audio-centric social and entertainment company driven by a clear mission and vision: building the world’s largest audio platform to better connect and communicate. The Company is dedicated to shaping a future where audio not only bridges gaps but also amplifies human connection through the power of sound. Sound Group Inc. has been listed on Nasdaq since January 2020.

For more information, please visit: https://ir.soundgroupinc.com/

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

SOGP uses non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating loss/income, non-GAAP net loss/income, non-GAAP net loss/income attributable to Sound Group Inc.’s ordinary shareholders and non-GAAP basic and diluted net loss/income per ADS, which are non-GAAP financial measures. Non-GAAP gross profit is gross profit excluding share-based compensation expenses. Non-GAAP gross margin is non-GAAP gross profit as a percentage of net revenues. Non-GAAP operating loss/income is operating loss/income excluding share-based compensation expenses. Non-GAAP net loss/income is net loss/income, excluding share-based compensation expenses. Non-GAAP net loss/income attributable to Sound Group Inc.’s ordinary shareholders is net loss/income attributable to Sound Group Inc.’s ordinary shareholders, excluding share-based compensation expenses. Non-GAAP basic and diluted net loss/income per ADS is non-GAAP net loss/income attributable to Sound Group Inc.’s ordinary shareholders divided by the weighted average number of ADS used in the calculation of basic and diluted net loss/income per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of the above reconciling item adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the non-cash effect of share-based compensation expenses.

However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures in isolation from, superior to, or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB7.2672 to US$1.00, the exchange rate on June 28, 2024, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollar or RMB, as the case may be, at any particular rate or at all.

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Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, results of operations and financial condition; the expected growth of the online audio market; the expectation regarding the rate at which to gain active users, especially paying users; the Company’s ability to monetize the user base; fluctuations in general economic and business conditions in China and overseas markets; any adverse changes in laws, regulations, rules, policies or guidelines applicable to the Company; and assumptions underlying or related to any of the foregoing. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Sound Group Inc.

IR Department

E-mail: ir@soundgroupinc.com

Piacente Financial Communications

Jenny Cai

E-mail: soundgroup@tpg-ir.com

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Sound Group Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	494,965	455,304	62,652
Restricted cash	2,652	9,551	1,314
Accounts receivable, net	1,557	1,175	162
Prepayments and other current assets	33,914	34,213	4,708
Total current assets	533,088	500,243	68,836

Non-current assets
Property, equipment and leasehold improvement, net	17,288	18,045	2,483
Intangible assets, net	1,390	1,131	156
Right-of-use assets, net	13,990	16,207	2,230
Other non-current assets	818	1,309	180
Total non-current assets	33,486	36,692	5,049
TOTAL ASSETS	566,574	536,935	73,885

LIABILITIES
Current liabilities
Accounts payable	43,184	43,407	5,973
Deferred revenue	29,248	29,603	4,074
Salary and welfare payable	136,869	120,402	16,568
Taxes payable	4,463	7,107	978
Short-term loans	-	11,127	1,531
Lease liabilities due within one year	10,351	11,889	1,636
Accrued expenses and other current liabilities	48,510	56,696	7,802
Total current liabilities	272,625	280,231	38,562

Non-current liabilities
Lease liabilities	3,936	4,508	620
Total non-current liabilities	3,936	4,508	620
TOTAL LIABILITIES	276,561	284,739	39,182

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Sound Group Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	US$
SHAREHOLDERS’ EQUITY
Class A Ordinary shares (US$0.0001 par value, 1,268,785,000 shares authorized, 838,962,260 shares issued and 819,084,610 shares outstanding as of December 31, 2023; 1,268,785,000 shares authorized, 838,962,260 shares issued and 750,436,010 shares outstanding as of June 30, 2024).	557	557	77
Class B Ordinary shares (US$0.0001 par value, 231,215,000 shares authorized, issued and outstanding as of December 31, 2023 and June 30, 2024, respectively).	168	168	23
Treasury stock	(958)	(10,185)	(1,402)
Additional paid in capital	2,688,450	2,698,432	371,317
Statutory reserves	1,642	1,642	226
Accumulated deficit	(2,408,307)	(2,439,294)	(335,658)
Accumulated other comprehensive income	17,923	15,873	2,184
TOTAL SOGP Inc.’s shareholders’ equity	299,475	267,193	36,767
Non-controlling interests	(9,462)	(14,997)	(2,064)
TOTAL SHAREHOLDERS’ EQUITY	290,013	252,196	34,703
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	566,574	536,935	73,885

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Sound Group Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	Six Months Ended
	June 30, 2023	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	RMB	US$
Net revenues
Audio entertainment revenues	1,219,296	844,050	918,047	126,327
Podcast, advertising and other revenues	4,552	3,874	5,932	816
Total net revenues	1,223,848	847,924	923,979	127,143
Cost of revenues (1)	(853,005)	(633,392)	(677,641)	(93,247)
Gross profit	370,843	214,532	246,338	33,896

Operating expenses (1)
Selling and marketing expenses	(126,370)	(111,276)	(123,192)	(16,952)
General and administrative expenses	(46,902)	(147,005)	(44,524)	(6,127)
Research and development expenses	(147,095)	(154,395)	(122,901)	(16,912)
Total operating expenses	(320,367)	(412,676)	(290,617)	(39,991)

Operating income/(loss)	50,476	(198,144)	(44,279)	(6,095)
Interest expenses	(1,393)	(170)	(198)	(27)
Foreign exchange losses	(611)	(877)	(1,774)	(244)
Interest income and investment income	6,277	4,543	4,802	661
Government grants	5,194	4,201	1,116	154
Others, net	410	(3,987)	5,100	702
Income/(loss) before income taxes	60,353	(194,434)	(35,233)	(4,849)
Income tax (expenses)/credit	(463)	29	(1,247)	(172)
Net income/(loss)	59,890	(194,405)	(36,480)	(5,021)
Net loss attributable to the non-controlling interests shareholders	2,679	5,185	5,493	756
Net income/(loss) attributable to Sound Group Inc.’s ordinary shareholders	62,569	(189,220)	(30,987)	(4,265)

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Sound Group Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	Six Months Ended
	June 30, 2023	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	RMB	US$
Net income/(loss)	59,890	(194,405)	(36,480)	(5,021)

Other comprehensive income/(loss):
Foreign currency translation adjustments	7,203	(3,926)	(2,092)	(288)
Total comprehensive income/(loss)	67,093	(198,331)	(38,572)	(5,309)
Comprehensive loss attributable to non-controlling interests shareholders	2,871	5,082	5,535	762
Comprehensive income/(loss) attributable to Sound Group Inc.’s ordinary shareholders	69,964	(193,249)	(33,037)	(4,547)

Net income/(loss) attributable to Sound Group Inc.’s ordinary shareholders per share
—Basic	0.06	(0.18)	(0.03)	(0.00)
—Diluted	0.06	(0.18)	(0.03)	(0.00)
Weighted average number of ordinary shares
—Basic	1,066,505,256	1,078,969,851	1,026,439,711	1,026,439,711
—Diluted	1,070,735,706	1,078,969,851	1,026,439,711	1,026,439,711

Net income/(loss) attributable to Sound Group Inc.’s ordinary shareholders per ADS
—Basic	11.73	(35.07)	(6.04)	(0.83)
—Diluted	11.69	(35.07)	(6.04)	(0.83)
Weighted average number of ADS
—Basic	5,332,526	5,394,849	5,132,199	5,132,199
—Diluted	5,353,679	5,394,849	5,132,199	5,132,199

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Sound Group Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

(1)            Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Six Months Ended
	June 30, 2023	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	RMB	US$
Cost of revenues	2,967	878	1,405	193
Selling and marketing expenses	1,081	931	950	131
General and administrative expenses	5,406	4,052	3,137	432
Research and development expenses	6,484	4,956	3,855	530
Total	15,938	10,817	9,347	1,286

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Sound Group Inc.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	Six Months Ended
	June 30, 2023	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	RMB	US$
Gross profit	370,843	214,532	246,338	33,896
Share-based compensation expenses	2,967	878	1,405	193
Non-GAAP gross profit	373,810	215,410	247,743	34,089

Operating income/(loss)	50,476	(198,144)	(44,279)	(6,095)
Share-based compensation expenses	15,938	10,817	9,347	1,286
Non-GAAP operating income/(loss)	66,414	(187,327)	(34,932)	(4,809)

Net income/(loss)	59,890	(194,405)	(36,480)	(5,021)
Share-based compensation expenses	15,938	10,817	9,347	1,286
Non-GAAP net income/(loss)	75,828	(183,588)	(27,133)	(3,735)

Net income/(loss) attributable to Sound Group Inc.’s ordinary shareholders	62,569	(189,220)	(30,987)	(4,265)
Share-based compensation expenses	15,938	10,817	9,347	1,286
Non-GAAP net income/(loss) attributable to Sound Group Inc.’s ordinary shareholders	78,507	(178,403)	(21,640)	(2,979)

Non-GAAP net income/(loss) attributable to Sound Group Inc.’s ordinary shareholders per share
—Basic	0.07	(0.17)	(0.02)	0.00
—Diluted	0.07	(0.17)	(0.02)	0.00
Weighted average number of ordinary shares
—Basic	1,066,505,256	1,078,969,851	1,026,439,711	1,026,439,711
—Diluted	1,070,735,706	1,078,969,851	1,026,439,711	1,026,439,711

Non-GAAP net income/(loss) attributable to Sound Group Inc.’s ordinary shareholders per ADS
—Basic	14.72	(33.07)	(4.22)	(0.58)
—Diluted	14.66	(33.07)	(4.22)	(0.58)
Weighted average number of ADS
—Basic	5,332,526	5,394,849	5,132,199	5,132,199
—Diluted	5,353,679	5,394,849	5,132,199	5,132,199

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